UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chickasaw Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Ave; Suite 720
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey P. Mavar — (901) 537-1866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee Ivy Davis, PLC
(Name – *if individual, state last, first, middle name*)

5100 Poplar Avenue	Memphis	TN	38137
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Geoffrey P. Mavar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chickasaw Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY GAMMILL
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

Principal
Title

My Commission Expires
July 31, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICKASAW SECURITIES, LLC

(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2018

Table of Contents   *December 31, 2018*



Report of Independent Registered Public Accounting Firm

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chickasaw Securities, LLC's management. Our responsibility is to express an opinion on Chickasaw Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chickasaw Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of Chickasaw Securities, LLC's financial statements. The supplemental information is the responsibility of Chickasaw Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazee Sing Davis PLC

We have served as Chickasaw Securities, LLC's auditor since 2004.
Memphis, Tennessee
February 15, 2019

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Financial Condition   *December 31, 2018*

ASSETS

Cash and cash equivalents	$ 213,216
Receivable from clearing organization	19,238
Non-allowable receivable from affiliate	8,562
Total assets	$ 241,016

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 1,700
	1,700
Member's equity	239,316
Total liabilities and member's equity	$ 241,016

CHICKASAW SECURITIES, LLC

(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Operations		*For the Year Ended December 31, 2018*

Commission revenues		
Brokerage commissions	$	203,871
Distribution fees		61,108
Other revenues		27,129
		292,108
Expenses		
Brokerage and clearing costs		57,629
Professional fees		18,750
Service fee		109,469
Other selling, general and administrative expenses		95,461
		281,309
Net income	$	10,799

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Changes in Member's Equity   *For the Year Ended December 31, 2018*

Member's equity at December 31, 2017	$	228,517
Net income		10,799
Member's equity at December 31, 2018	$	239,316

Statement of Cash Flows   *For the Year Ended December 31, 2018*

Cash flows from operating activities		
Net income	$	10,799
Adjustments to reconcile net income to net cash provided by operations		
Changes in operating assets and liabilities		
Receivable from clearing organization		35,906
Nonallowable receivable from affiliate		(8,562)
Accounts payable		30
Payable to affiliate		(32,408)
Net cash provided by operating activities		5,765
Cash and cash equivalents at beginning of year		207,451
Cash and cash equivalents at end of year	$	213,216

Supplemental Cash Flow Information

Cash paid for interest	$	-

Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves individual and institutional clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly-owned subsidiary of Chickasaw Capital Management, LLC.

Note 2 – Summary of Significant Accounting Policies

Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2018, the Company had net capital of $230,754 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.0074 to 1 at December 31, 2018.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with National Financial Services, LLC (NFS), a member of the New York Stock Exchange. The Company's commissions are collected by NFS, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Recently Adopted Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), which impacts virtually all aspects of an entity's revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, as well as most industry-specific guidance, and significantly enhances comparability of revenue recognition practices across entities and industries by providing a principles-based,

Note 2 – Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Standards (continued)

comprehensive framework for addressing revenue recognition issues. In order for a provider of promised goods or services to recognize as revenue the consideration that it expects to receive in exchange for the promised goods or services, the provider should apply the following five steps: (1) identify the contract with a customer(s); (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer and provides enhanced disclosure requirements. ASU 2014-09 is effective for annual periods beginning after December 15, 2017. The Company adopted the guidance effective January 1, 2018.

Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that NFS requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2018, the balance in this special deposit account amounted to $114,208.

Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2015 – 2017), or expected to be taken in the Company's 2018 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and Tennessee State; however the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note 3 – Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers consists entirely of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods on Fidelity money market funds.

Note 4 – Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement. The monthly service fee calculation can result in a balance due from CCM when the Company incurs a loss for a particular month. The balance due from CCM is applied against service fees incurred in future periods.

Service fee expense for the year ended December 31, 2018 amounted to $109,469. In addition, the Company had a balance due from CCM of $8,562 as of December 31, 2018. The balance due is considered a nonallowable asset for purposes of the net capital calculation.

Note 5 – Commitments and Contingencies

The Company executes securities transactions on behalf of its customers. If a customer or counterparty fails to perform, the Company may be required to satisfy the obligation of the nonperforming party which may result in a loss. The Company does not expect nonperformance by customers or counterparties.

Broker-dealers operate in a heavily regulated environment and are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business or certain business activities. Regulatory agencies and self-regulatory organizations may also institute investigations into industry practices, which can result in the imposition of sanctions as well.

The Company is not aware of any claims against it as of December 31, 2018 and has not recognized any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation, or as components of aggregate indebtedness as of December 31, 2018.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 15, 2019, the date the financial statements were available to be issued. There were no subsequent events that need disclosure.

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
Under the Securities Exchange Act of 1934   *December 31, 2018*

Total capital per financial statements	$	239,316
Deductions:		
Nonallowable assets:		
Receivable from Affiliate		(8,562)
Net capital before haircuts		230,754
Haircuts		-
Net capital	$	230,754

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	1,700
Net capital requirement	$	50,000
Net capital in excess of minimum requirement	$	180,754
Aggregate indebtedness to net capital		0.0074 to 1

Reconciliation of Net Capital Computation   *December 31, 2018*

Net capital as reported on unaudited FOCUS report at December 31*	$	230,754
Audit adjustments to increase (decrease) net capital None		-
Net capital - audited	$	230,754

* There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

Computation for Determination of Reserve Requirements
  Under Rule 15c3-3 (exemption)   *December 31, 2018*

Chickasaw Securities, LLC is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information for Possession or Control Requirements
   Under Rule 15c3-3 (exemption)   *December 31, 2018*

Chickasaw Securities, LLC is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which Chickasaw Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chickasaw Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Chickasaw Securities, LLC stated that Chickasaw Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chickasaw Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chickasaw Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazee Ivy Davis PLC

Memphis, Tennessee
February 15, 2019



CHICKASAW SECURITIES

February 15, 2019

Chickasaw Securities LLC's Exemption Report

Chickasaw Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealers, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and § 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Chickasaw Securities, LLC

I, Geoffrey Mavar, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Principal
February 15, 2019